NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

04.09.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

Re: **OJSC Mining and Metallurgical Company Norilsk Nickel (SEC File No. 82-5167)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated August 28, 2006: MMC Norilsk Nickel General Director Mikhail Prokhorov is awarded the Order of Friendship for his contribution to the development of Russia's economic potential

2. Statement of material fact dated August 28, 2006: Information on accrued and (or) paid income from the issuer's securities. Information on the dates when the issuer has to fulfill its obligations

3. Press release dated September 1, 2006: Nickolay Molochkov is appointed General Director of OJSC Yenisey River Shipping Company

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

NORILSK NICKEL

RECEIVED
2006 SEP 11 P 12:56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

28.08.2006

MMC Norilsk Nickel General Director Mikhail Prokhorov is awarded the Order of Friendship for his contribution to the development of Russia's economic potential

Under the Decree issued by the President of the Russian Federation, General Director of OJSC MMC Norilsk Nickel Mikhail Prokhorov was awarded the Order of Friendship for outstanding labor achievements and many years of dedicated service at work. President of Russia V. Putin signed the Decree on awarding national decorations of the Russian Federation on August 18, 2006.

Reference

Order of Friendship is awarded to citizens in recognition of their important contributions in support of friendship and cooperation among peoples and nations, their outstanding achievements in developing Russia's economic and scientific potential, their particularly fruitful activity aimed at rapprochement and mutual reinforcement among cultures of peoples and nations and improvement of peaceful and friendly relations between countries.

RECEIVED
11 P 12: 56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

STATEMENT OF MATERIAL FACT:
INFORMATION ON ACCRUED AND (OR) PAID INCOME FROM THE ISSUER'S SECURITIES
INFORMATION ON THE DATES WHEN THE ISSUER HAS TO FULFILL ITS OBLIGATIONS

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number	*8401005730*
11.6. The Issuer's Unique Code given by the registering body	*40155-F*
1.7. Internet website used by the Issuer to disclose information	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	*"Zapolyarny vestnik" newspaper, "Appendix to the Federal Financial Markets Service Newsletter"*
1.9. Code (codes) of the material fact (facts)	*0640155F28082006, 0940155F28082006*

2. Subject matter of the information (*0640155F28082006*)
2.1. Class, category (type), issue and other identifying attributes of the securities: ***ordinary registered non-documentary shares***   2.2. State registration number of the issue (additional issue) of securities, state registration date: ***State registration number of the issue 1-04-40155-F registered on 10.01.2001;***   ***State registration number of the issue 1-05-40155-F registered on 23.05.2001.***   2.3. The name of the registering authority, which registered the issue (additional issue) of securities: ***FCSM of Russia.***   2.4. The Issuer's management body that resolved to pay (declare) dividend upon the Issuer's shares: ***Annual General Meeting of Shareholders.***   2.5. The date, on which the decision to pay (declare) dividend upon the Issuer's securities was made: ***June 29, 2006.***   2.6. The date, on which the minutes were signed for the meeting, which resolved to pay (declare) dividend upon the Issuer's shares: ***June 29, 2006.***   2.7. Total amount of dividend accrued upon the certain category (type) of the Issuer's shares and per share dividend accrued upon the certain category (type) of the Issuer's shares: ***total amount of dividend accrued on ordinary registered shares of the Issuer in 2005 is RUB 18,858,046,927.03;***   ***total amount of dividend accrued on ordinary registered shares of the Issuer for the first 9 months of 2005 is RUB 8,661,368,740;***   ***total amount of final dividend to be paid is***   ***RUB 10,196,678,187.03;***

Dividend per one ordinary registered share for 2005 is RUB 96.49;
Dividend per one ordinary registered share for the first 9 months of 2005 is RUB 43;
Final dividend per one ordinary registered share to be paid following 2005 performance is RUB 53.49.

2.8. The form, in which income upon the Issuer's securities was paid (cash, other assets):
cash.

2.9. The date, on which the obligation to pay income on the Issuer's securities (dividends on shares) must be fulfilled; and, if a period of time is provided for the Issuer to fulfill its obligation to pay income on the Issuer's securities, provide the date, on which this period of time expires: *dividend payment period expires on August 28, 2006.*

2.10. Total amount of dividend paid on the Issuer's shares of a specific category (type):
total amount of final dividends paid for 2005 is RUB 10,168,369,460.37.

2. Subject matter of the information (*0940155F28082006*)

2.1. Class, category (type), issue and other identifying attributes of registered securities *ordinary registered non-documentary shares*

2.2. State registration number of the issue (additional issue) of securities, state registration date:
State registration number of the issue 1-04-40155-F registered on 10.01.2001;
State registration number of the issue 1-05-40155-F registered on 23.05.2001.

2.3. Subject matter of the Issuer's obligation, and for monetary obligation or other obligation that can be stated in monetary terms, also indicate the amount of the obligation in monetary terms: *final dividend payment on OJSC MMC Norilsk Nickel shares for 2005 using cash resources at the per share rate of RUB 53.49; total amount of dividend is RUB 10,196,678,187.03.*

2.4. The date, on which the obligation to pay income on the Issuer's securities (dividends on shares) must be fulfilled; and, if a period of time is provided for the Issuer to fulfill its obligation to pay income on the Issuer's securities, provide the date, on which this period of time expires: *dividend payment period expires on August 28, 2006.*

2.5. State whether the obligation was fulfilled or whether the Issuer failed to fulfill the obligation (Issuer's default):
dividends were paid to all shareholders of record of OJSC MMC Norilsk Nickel as of May 15, 2006 (the date when the list of persons liable for dividends was drawn up) excluding the persons whose data were not provided by nominal shareholders, persons who did not approve of their attorneys and persons that provided incorrect payment details for the transfer of dividends.

Representative of OJSC "MMC "Norilsk Nickel" *D.A. Usanov*
(Power of Attorney No. ГМК-115/99-нт of 25.01.2006.)

August 28, 2006

NORILSK NICKEL

01.09.2006

Nickolay Molochkov is appointed General Director of OJSC Yenisey River Shipping Company

The Board of Directors of OJSC Yenisey River Shipping Company confirmed appointment of a new General Director. Today Nickolay Molochkov took office as General Director of Yenisey River Shipping Company.

Felix Mikhailovsky, the former General Director of Yenisey River Shipping Company, left the office deliberately after the Board of Directors had considered and approved his request.

Reference:

Nickolay Molochkov was born in 1948 in Kemerovo Region. In 1973 he graduated from Novosibirsk Water Transport Engineers University, faculty of navigation and vessel operation.

In 1976 Molochkov was appointed captain of the motor ship OT-2076.

In 1984 he was Head of Lesosibirsky River Port, and then General Director of OJSC Lesosibirsky Port.

In 1993 Nickolay Molochkov worked as General Director of Lesosibirsky Port for Yenisey River Shipping Company.

MMC Norilsk Nickel holds 43.9% in Yenisey River Shipping Company.